EXHIBIT 99.1

Ultrapetrol Arranges $61.3 Million Senior Secured Term Loan Facility Agreement With DVB Bank AG

Facility Enables Ultrapetrol to Refinance an Existing Loan and Fund Capital Expenditure and Fleet Expansion Plans

NASSAU, Bahamas, Jan. 10, 2007 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) today announced that it has entered into a $61.3 million senior secured term loan agreement with DVB Bank AG. The agreement provides for a ten-year term loan facility, which Ultrapetrol will use primarily to refinance two Platform Supply Vessels it took delivery of in 2005, the "UP Esmeralda" and "UP Safira," and two Platform Supply Vessels it took delivery of in 2006, the "UP Agua-Marinha" and the "UP Topazio."

The new monies of approximately $35.6 million generated by the refinancing will be used towards funding Ultrapetrol's 2007 capital expenditure and fleet expansion plans.

"We are very pleased to have achieved favorable refinancing terms that reduce the interest margin, lengthen the maturity and lower fees," said Felipe Menendez Ross, Chief Executive Officer of Ultrapetrol. "This facility will allow us to fund some of our more immediate capital expenditure plans, which are designed to help us achieve our long-term growth objectives. We continue to see strong demand across all of our business segments, and we are investing judiciously in those areas where we expect the most attractive returns."

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers, oil-bulk-ore vessels and passenger ships. More information on the company can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

About DVB Bank AG

DVB Bank AG, based in Frankfurt/Main, is an international advisory bank and finance house that specializes in the global transport market. DVB offers integrated financing solutions and advisory services in respect of Shipping, Aviation, Land Transport and Transport Infrastructure. The Bank operates out of offices in Frankfurt/Main, Hamburg, London, New York, Rotterdam, Hong Kong, Singapore, Tokyo, Bergen, Piraeus, and Curacao. DVB Bank AG is listed on the Frankfurt Stock Exchange (ISIN: DE0008045501). www.dvbbank.com

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending," and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:  The Abernathy MacGregor Group
          Investor and Media Inquiries
          Chuck Burgess
            clb@abmac.com
          Chuck Dohrenwend
            cod@abmac.com
          (212) 371-5999